May 16, 2006

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant

Re:	AmerisourceBergen Corporation
Form 10-K for September 30, 2004
Form 10-Q for June 30, 2005
File No. 1-16671

Dear Sir or Madam:

Set forth below are the responses of AmerisourceBergen Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (“2004 Form 10-K”) that are set forth in a letter dated March 16, 2006 to the undersigned (the “March 2006 Supplemental Comment Letter”). We have reproduced the comments contained in the March 2006 Supplemental Comment Letter and have set forth our responses below the text of each of the comments.

As background to the specific responses below, we note the following. The Company is the primary obligor in bulk delivery – drop-ship or cross-dock – transactions because the Company is the party that is ultimately and contractually responsible for fulfillment and acceptability of the products purchased. Our customers may approach the suppliers, in some instances, before they approach us to resolve problems but ultimately our customers look to us and hold us responsible for any problems associated with product fulfillment or acceptability. Our customers can and will contact us to raise questions or complaints about an order and will withhold payment to us if they are dissatisfied or if they believe the products are unacceptable. The Company currently undertakes bulk deliveries only as an accommodation to our customers. We earn small or negligible amounts for undertaking bulk deliveries and we currently do not have any customers who are exclusively bulk delivery customers. We fulfill a significant portion of the pharmaceutical product requirements of the customers for whom we undertake bulk deliveries through normal shipments from our inventory. For example, as disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2005, deliveries to our largest bulk delivery customer represented approximately 93% of the Company’s $4.6 billion bulk delivery volume in fiscal 2005. At the same time, shipments from our inventory to our largest bulk delivery customer represented approximately 6% (or approximately $3 billion) of our fiscal 2005 operating revenue. For our largest bulk delivery customer, and for our other customers, bulk deliveries are simply part of an overall business relationship under which we are ultimately responsible for supplying pharmaceutical products to our customers and under which our customers look to us as the primary obligor on all products delivered to them.

1. You state in drop-shipments, the customer typically approaches the supplier first if there is a concern regarding acceptability of the products purchased. Be more specific about what “typically” means. It would appear that you are not responsible for fulfillment on those sales. If you disagree, please explain.

The customer approaches the supplier first in connection with any issues surrounding drop-shipments because doing so is the most efficient and logical process to resolve product acceptability disputes. However, we cannot quantify the frequency with which our customers approach the supplier first, versus approaching us directly, regarding the acceptability of products purchased.

In our opinion, the above process does not signify that we are not responsible for fulfillment. We are ultimately responsible for fulfillment as we are the primary obligor under our contract with the customer. If the customer does not achieve satisfactory resolution with the supplier, the customer will approach us for assistance. The Company is routinely approached each month by our customers with drop-shipment issues and/or disputes where we are expected to assist in the resolution of the matter. We bear the ultimate liability resulting from products that are not acceptable to the customer. As discussed in our prior communications with the Commission, legally, we bear full risk of delivery to the customer and risk of loss until the products are received and accepted by the customer, for which we pay significant insurance premiums. Our drop-ship customers are billed by us and, therefore, the customers can deduct the value of short or damaged product from their cash payments to us. In fact, our drop-ship customers have historically taken deductions against payments due to us and we have had to work with them and the suppliers to resolve shipment disputes. As previously disclosed to the Commission, we also bear the full credit risk associated with drop-shipment transactions. We believe our credit risk is significant and is not mitigated by the fact that we are generally paid by our customers before we are obligated to pay our suppliers. We are at risk for essentially the entire sales price amount invoiced to a customer. It is important to note that one of the reasons why a pharmaceutical manufacturer does not deliver direct and elects to use a warehouse distributor such as us, is that it wants to avoid customer credit risk. This risk is real and is significant for us, especially in light of the high volumes associated with our business and our low margins. One large credit loss could potentially have a material impact on our financial results.

For all of the above reasons, we bear responsibility for sales to drop-ship customers.

2. In response one you state that in cross-dock transactions, the customer will typically approach you regarding any concerns. More fully explain to us those situations where the customer approaches the supplier rather than you in cross-dock transactions and explain why the supplier is not responsible for fulfillment on those sales.

If a customer receives product that is not acceptable, its primary goal is to report and resolve any differences in an expeditious manner. In a cross-dock transaction, the customer, in most instances, approaches us first regarding any concerns primarily because the product was delivered from our dock. This is the general practice because it is operationally and logistically efficient. It is practical and efficient from an operational standpoint for the customer to approach us first in a cross-dock transaction because the product shipment came directly from us and, as a result, we are in the best position to answer any customer questions relating to the products delivered. In addition, the cross-dock customer is billed by us and, therefore, the customer can deduct the value of short or damaged product from its cash payments to us. In fact, our cross-dock customers have historically taken deductions against payments to us and we have had to work with them to resolve shipment disputes. Moreover, in accordance with contract terms, all product returns in a cross-dock transaction are returned to us, not the supplier. Accordingly, we bear responsibility for cross-dock sales.

3. In response two you state “In instances where a supplier accepts orders from our customer directly, we will facilitate the processing of such orders as necessary.” Please tell us if you, in fact, actually process such orders. Tell us if the sentence applies to drop-shipments or cross-dock transactions, or both. In all cases where a supplier accepts orders from a customer directly explain why you are responsible for fulfillment in those transactions rather than the supplier.

For cross-dock transactions, we receive orders from our customers and subsequently create a purchase order and send it to the supplier by the next business day following the date of receipt of the order from our customers. After the products covered by the order are received at our warehouse from the supplier and subsequently delivered to the customer, we will invoice and collect from the customer.

With respect to drop-ship transactions, our customer, in most instances, will directly place an order with the supplier. The supplier will then contact us for customer credit approval prior to delivering the product to the customer. The supplier will then invoice us when the product is shipped by the supplier to our customer. Thereafter, we invoice our customer for the product and collect payment from our customer. The Company will also accept drop-ship orders directly from the customer and process such orders with the supplier immediately upon receipt from the customer. In all drop-ship transactions, we, and not our customer, are obligated to pay the supplier’s invoice. Our customer is obligated to pay our invoice.

We would like to emphasize to the Commission that AmerisourceBergen Corporation is the primary obligor in bulk delivery transactions as we are ultimately and contractually responsible for fulfillment and acceptability of the products purchased, and we bear full risk of delivery and loss for products, whether the products are drop-shipped or transacted via cross-dock. We also bear full credit risk associated with the creditworthiness of any customer to whom we sell via drop-ship or cross-dock transactions. It is our understanding that the Emerging Issues Task Force (“EITF”) reached a consensus that none of the EITF 99-19 indicators should be considered presumptive or determinative; however, the relative strength of each indicator should be considered. We have considered the relative strength of all of the EITF 99-19 indicators as they relate to our business and believe that the ones discussed above by us fully support the reporting of bulk delivery transactions on a gross basis.

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Please contact the undersigned at (610) 727-7130 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ Michael D. DiCandilo
Michael D. DiCandilo
Executive Vice President and
Chief Financial Officer